November 14, 2023

Ryan Sutcliffe
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Retirement Funds, Inc. (“Registrant”)
on behalf of the following series:
 T. Rowe Price Retirement 2005 Fund—I Class

  T. Rowe Price Retirement 2010 Fund—I Class

  T. Rowe Price Retirement 2015 Fund—I Class

  T. Rowe Price Retirement 2020 Fund—I Class

  T. Rowe Price Retirement 2025 Fund—I Class

  T. Rowe Price Retirement 2030 Fund—I Class

  T. Rowe Price Retirement 2035 Fund—I Class

  T. Rowe Price Retirement 2040 Fund—I Class

  T. Rowe Price Retirement 2045 Fund—I Class

  T. Rowe Price Retirement 2050 Fund—I Class

  T. Rowe Price Retirement 2055 Fund—I Class

  T. Rowe Price Retirement 2060 Fund—I Class

  T. Rowe Price Retirement 2065 Fund—I Class

  T. Rowe Price Retirement Balanced Fund—I Class (collectively the “Acquiring Funds”)

 File Nos.: 333-92380/811-21149

Dear Mr. Sutcliffe:

The following is in response to an additional comment provided by Ryan Sutcliffe on November 14, 2023, regarding the Registrant’s amended registration statement filed on Form N-14 (the “N-14/A Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14/A Registration Statement was filed on November 9, 2023, and relates to the reorganizations of the T. Rowe Retirement I Funds into the Acquiring Funds. Mr. Sutcliffe’s additional comment on the N-14/A Registration Statement and our response to that comment are set forth below.

Comment:

For the Principal Holders chart, the Staff notes that the number of shares and percentages are merged. Please separate these out in an additional pre-effective amendment.

Response:

This will be corrected and reflected in an additional pre-effective amendment.

  * * *

If you have any questions, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.